

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Jeffrey G. Ludwig
Chief Executive Officer and President
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, IL 62401

> **Re: Midland States Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 19, 2022**
> **File No. 333-264370**

Dear Mr. Ludwig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance